UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872104

(CUSIP Number)

Raymond Debbane

c/o The Invus Group, LLC

750 Lexington Avenue

30th Floor

New York, New York 10022

(212) 371-1717

Copies to:

Robert Spatt, Esq.

Peter Malloy, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528872104	Page 2 of 18 Pages

(1)	Names of Reporting Persons. Invus, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 247,818,843
	(8)	Shared Voting Power 5,553,292
	(9)	Sole Dispositive Power 247,818,843
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 253,372,135
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 49.5%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 3 of 18 Pages

(1)	Names of Reporting Persons. Invus Advisors, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 247,818,843
	(8)	Shared Voting Power 5,553,292
	(9)	Sole Dispositive Power 247,818,843
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 253,372,135
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 49.5%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 4 of 18 Pages

(1)	Names of Reporting Persons. Invus Public Equities, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,553,292
	(9)	Sole Dispositive Power 5,553,292
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,553,292
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.1%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 5 of 18 Pages

(1)	Names of Reporting Persons. Invus Public Equities Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,553,292
	(9)	Sole Dispositive Power 5,553,292
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,553,292
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.1%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 6 of 18 Pages

(1)	Names of Reporting Persons. Artal International S.C.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 253,372,135
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 253,372,135
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 253,372,135
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 49.5%
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 7 of 18 Pages

(1)	Names of Reporting Persons. Artal International Management S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 253,372,135
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 253,372,135
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 253,372,135
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 49.5%
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 8 of 18 Pages

(1)	Names of Reporting Persons. Artal Group S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 253,372,135
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 253,372,135
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 253,372,135
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 49.5%
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 9 of 18 Pages

(1)	Names of Reporting Persons. Westend S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 253,372,135
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 253,372,135
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 253,372,135
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 49.5%
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 10 of 18 Pages

(1)	Names of Reporting Persons. Stichting Administratiekantoor Westend
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 253,372,135
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 253,372,135
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 253,372,135
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 49.5%
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 11 of 18 Pages

(1)	Names of Reporting Persons. Mr. Pascal Minne
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Belgium
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 253,372,135
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 253,372,135
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 253,372,135
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 49.5%
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 12 of 18 Pages

(1)	Names of Reporting Persons. Invus C.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 29,782,609
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 29,782,609
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,782,609
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 5.8%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 13 of 18 Pages

(1)	Names of Reporting Persons. Ulys, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 29,782,609
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 29,782,609
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,782,609
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 5.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

CUSIP No. 528872104	Page 14 of 18 Pages

(1)	Names of Reporting Persons. Mr. Raymond Debbane
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 29,782,609
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 29,782,609
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,782,609
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 5.8%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 511,993,916 shares of Issuer Common Stock outstanding as of October 23, 2012, as provided by the Issuer.

Page 15 of 18 Pages

This Amendment No. 11 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 19, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011, Amendment No. 8 thereto filed on December 27, 2011, Amendment No. 9 thereto filed on February 24, 2012 and Amendment No. 10 thereto filed on April 10, 2012 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and restated by replacing the fifth and sixth paragraphs thereof with the following new paragraphs as follows:

The directors of Artal International Management S.A. are Mr. Christian Tedeschi and Ms. Audrey Le Pit, the managing directors of Artal International Management S.A. are Mr. Bernard Darimont, Mrs. Anne Goffard and Mr. Paul Köhler, and the managing partner of Artal International S.C.A. is Artal International Management S.A. Mr. Tedeschi is a citizen of Switzerland; his present principal occupation is as an employee of Artal International S.C.A.; and his business address is the same as for Artal International S.C.A. Ms. Le Pit is a citizen of France; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A. Mr. Darimont is a citizen of Belgium; his present principal occupation is as a managing director of Artal Services N.V.; and his business address is Woluwedal 28 (bte 14), 1932 Sint-Stevens-Woluwe, Belgium. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A. Mr. Köhler is a citizen of The Netherlands; his present principal occupation is as a managing director of Artal International Management S.A.; and his business address is the same as for Artal International Management S.A.

The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Jean Frederic Andersen, Mr. Debbane, Mr. Eric Jolly, Mr. Lawrence Lunt and Mr. Minne, and the Managing Director of Artal Group S.A. is Mr. Debbane. Mr. Wittouck is a citizen of Belgium, and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Pierre Ahlborn is a citizen of Luxembourg; his present principal occupation is as the Chief Executive Officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. Andersen is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Debbane’s citizenship, present principal occupation and business address are provided above. Mr. Jolly is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Lunt is a citizen of Belgium; his present principal occupation is as a financial advisor at Armonia LLC; and his business address is 73, Arch Street, Greenwich, Connecticut 06803. Mr. Minne’s citizenship, present principal occupation and business address are provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraph after the last paragraph thereof:

On October 23, 2012, Invus, L.P. purchased 3,000,000 shares of Issuer Common Stock for an aggregate amount of $6,750,000.00 at a purchase price of $2.25 per share. For the payment of the purchase price for such additional shares of Issuer Common Stock, Invus, L.P. used funds obtained from a capital call to its limited partners in respect of previously made commitments.

Page 16 of 18 Pages

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following new paragraphs before the last paragraph thereof:

On October 23, 2012, Lexicon entered into an underwriting agreement with the underwriters named therein for the public offering, issuance and sale of 17,500,000 shares of Issuer Common Stock, plus an additional 2,625,000 shares of Issuer Common Stock to cover over-allotments, if any (the “2012 Issuer Public Offering”).

On October 23, 2012, Lexicon completed the 2012 Issuer Public Offering by issuing and selling 17,500,000 shares of Issuer Common Stock. The Invus Parties elected not to exercise their rights under the Stockholders’ Agreement to purchase that number of shares in the 2012 Issuer Public Offering sufficient to maintain their pro rata ownership of Issuer Common Stock. However, Invus, L.P. purchased 3,000,000 shares of Issuer Common Stock from the underwriters in the 2012 Issuer Public Offering at the public offering price of $2.25 per share.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

(a) As of October 23, 2012, Invus Public Equities, L.P. was the record and beneficial owner of 5,553,292 shares of Issuer Common Stock, representing approximately 1.1% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and accordingly may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. Invus Public Equities Advisors, LLC disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

As of October 23, 2012, Invus, L.P. was the record owner of 247,818,843 shares of Issuer Common Stock and the beneficial owner of 253,372,135 shares of Issuer Common Stock, representing approximately 48.4% and approximately 49.5% of the outstanding shares of Issuer Common Stock, respectively. Invus Advisors, L.L.C., as the general partner of Invus, L.P., controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Advisors, L.L.C. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares. Invus, L.P. has certain rights to acquire additional shares of Issuer Common Stock, as described in Item 6.

Artal International S.C.A., as the managing member of each of Invus Public Equities Advisors, LLC and Invus Advisors, L.L.C., controls each of these two entities and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by them. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Artal International S.C.A. Artal Group S.A., as the sole stockholder of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Artal International Management S.A. Westend, as the sole stockholder of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Artal Group S.A. The Stichting, as the sole stockholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Westend. Mr. Minne, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by the Stichting. Each of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend, The Stichting and Mr. Minne disclaims such beneficial ownership, except to the extent of its or his pecuniary interest in such shares.

As of October 23, 2012, Invus C.V. was the record and beneficial owner of 29,782,609 shares of Issuer Common Stock, representing approximately 5.8% of the outstanding shares of Issuer Common Stock. Invus C.V. has certain rights to acquire additional shares of Issuer Common Stock, as described in Item 6.

Ulys, L.L.C., as the general partner of Invus C.V., controls Invus C.V. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus C.V. Ulys, L.L.C. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares. As the sole member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Ulys, L.L.C. Mr. Debbane disclaims such beneficial ownership, except to the extent of his pecuniary interest in such shares.

Except for Messrs. Amouyal, Debbane, Guimaraes, Minne and Sobecki, none of the individuals listed in Item 2 or Schedule I of the Statement beneficially owns any shares of Issuer Common Stock. Each of Messrs. Amouyal and Debbane beneficially owns 93,430 shares of Issuer Common Stock, including 81,666 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of October 23, 2012. Mr. Guimaraes beneficially owns 5,000 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 94,430 shares of Issuer Common Stock, including 81,666 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of October 23, 2012. For each of Messrs. Amouyal, Guimaraes and Sobecki, shares of Issuer Common Stock beneficially owned by them represent less than 1% of the number of outstanding shares of Issuer Common Stock.

Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL INTERNATIONAL S.C.A.

By: ARTAL INTERNATIONAL MANAGEMENT S.A., its managing partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

Page 18 of 18 Pages

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

PASCAL MINNE

/s/ Pascal Minne

INVUS C.V.

By: ULYS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

/s/ Raymond Debbane

Dated: October 25, 2012